

November 28, 2011

Via e-mail
Ms. Trisha Malone
Chief Financial Officer
Wikifamilies, Inc.
1005 S. Center St.
Redlands, CA 92373

> **Re:** **Wikifamilies, Inc.**
> **Form 8-K**
> **Filed November 21, 2011**
> **File No. 0-53559**

Dear Ms. Malone:

We have reviewed your filings and have the following comments.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your disclosure that "the Company never had any intention of retaining E&Y as the independent auditors for the Company for 2011." Amend your filing to state whether the former accountants resigned, declined to stand for re-election or were dismissed. Please also amend your disclose to specifically state the date in which this change took place. Refer to Item 304(a)(1)(i) of Regulation S-K.

2. Amend your filing to indicate whether your Board of Directors approved your change of accountants. Refer to Item 304(a)(1)(iii) of Regulation S-K.

3. We note the disclosure in your second paragraph which indicated that you are changing your accounting for the May 2011 Wikifamilies transaction from purchase accounting to a reverse merger. Please tell us what consideration you have given to filing an Item 4.02 8-K related to this matter.

4. We note your disclosure in paragraph seven. Your disclosure should follow the language in Item 304(a)(1)(iv) of Regulation S-K and state whether during the registrant's two most recent fiscal years (or since inception, if shorter) and any subsequent interim period

Ms. Trisha Malone
Wikifamilies, inc.
November 28, 2011
Page 2

through the date of change in accountants (specifically state the date) there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Please revise accordingly.

5. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3732 with any questions.

Sincerely,

/s/ Melinda Hooker

Melinda Hooker
Staff Accountant